Exhibit 4.1

FIRST AMENDMENT

TO

SHAREHOLDER RIGHTS AGREEMENT

This FIRST AMENDMENT TO SHAREHOLDER RIGHTS AGREEMENT is made and entered into as of August 31, 2012 (this “Amendment”), to be effective as of September 2, 2012, between Cell Therapeutics, Inc., a Washington corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company (the “Rights Agent”). The capitalized terms used and not otherwise defined herein have the respective meanings given to them in that certain Shareholder Rights Agreement, between the Company and Rights Agent, dated as of December 28, 2009 (the “Rights Agreement”).

RECITALS

WHEREAS, pursuant to the Rights Agreement, the Company distributed a dividend of one Right for each share of Common Stock outstanding as of the close of business on January 7, 2010 (the “Record Date”);

WHEREAS, the Rights Agreement also authorized the issuance of one Right (as such number may be adjusted as set forth in the Rights Agreement) for each share of Common Stock issued between the Record Date and the earlier of the Distribution Date or the Expiration Date;

WHEREAS, each Right originally represented the right to purchase one ten-thousandth of a share of a new series of preferred stock of the Company, designated the Series ZZ Junior Participating Cumulative Preferred Stock and having the rights, powers and preferences set forth in a Certificate of Designation filed by the Company with the Secretary of State of the State of Washington (which has since been incorporated into the Company’s Amended and Restated Articles of Incorporation, as amended);

WHEREAS, in connection with the 1-for-6 reverse split of the Common Stock, which was effective on May 15, 2011, the Board of Directors of the Company (the “Board of Directors”) determined that certain adjustments to the terms of the Rights issued pursuant to the Rights Agreement were appropriate. The Board of Directors therefore approved resolutions authorizing the following adjustments to the terms of the Rights: (i) the number of ten-thousandths of a share of Preferred Stock of the Company purchasable upon the exercise of each Right was increased from one ten-thousandth to six ten-thousandths of a share of Preferred Stock; (ii) the Exercise Price of each Right was increased from $6.00 to $36.00; (iii) the Redemption Price of each Right was increased from $0.0001 to $0.0006; and (iv) each share of common stock outstanding has had issued to it one (1) Right;

WHEREAS, on August 7, 2012, the Board of Directors approved a 1-for-5 reverse split of the Common Stock, which shall be effective on September 2, 2012;

WHEREAS, for various reasons (including, without limitation, reverse splits of the Common Stock which have, pursuant the terms of the Rights Agreement, adjusted the number of one ten-thousandths of a share of Preferred Stock issuable upon the exercise of a Right), the Board of Directors has determined that it is in the best interests of the Company and its shareholders to make certain changes to the Rights Agreement (as amended to date). These changes are reflected in this Amendment and include, without limitation, (i) changes to the definitions of “Acquiring Person” and “Beneficial Ownership”; (ii) a decrease in the Exercise Price from $36.00 to $14.00; (iii) a decrease in the number of one ten-thousandths of a share of Preferred Stock issuable upon the exercise of a Right from six ten-thousandths of a share of Preferred Stock to one ten-thousandth of a share of Preferred Stock, and (iv) a decrease in the Redemption Price from $0.0006 to $0.0001.

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the occurrence of a Section 11(a)(ii) Event, the Company and the Rights Agent shall, if the Board of Directors so directs, supplement or amend any provision of the Rights Agreement as the Board of Directors may deem necessary or desirable without the approval of any holders of certificates representing shares of Common Stock of the Company; and

WHEREAS, all acts necessary to make this Amendment a valid agreement, enforceable in accordance with its terms have been done and performed, and the execution and delivery of this Amendment by the Company has been in all respects duly authorized by the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Rights Agreement and in this Amendment and for other good and valuable consideration, the parties hereto agree as follows:

1. Amendments to Section 1.

(a) The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is hereby amended by adding the following paragraph at the end of Section 1(a):

“A Person shall be deemed to be “Acting in Concert” with another Person for purposes of this Agreement if such Person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Company in parallel with, such other Person where (A) each Person is conscious of the other Person’s conduct or intent and this awareness is an element in their decision-making processes and (B) at least one additional factor suggests that such Persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; provided, however, that a Person shall not be deemed to be Acting in Concert with any other Person solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made generally to all holders of shares Common Stock pursuant to, and in accordance with, the applicable rules and regulations under the Exchange Act. A Person Acting in Concert with another Person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other Person. Any determination as to whether a Person is Acting in Concert with any other Person shall be conclusively determined by the Board of Directors of the Company in its sole discretion.”

(b) The definition of “Beneficial Owner”, “Beneficially Own” and “Beneficial Ownership” in Section 1(d) of the Rights Agreement is hereby amended by:

(i) Deleting the word “or” at the end of Section 1(d)(ii)(C);

(ii) Amending and restating Section 1(d)(iii) in its entirety to read as follows:

“(iii) which are Beneficially Owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person or any of such Person’s Affiliates or Associates (i) has any agreement, arrangement or understanding (whether or not in writing) (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy or consent as described in clause (B) of Section 1(d)(ii) of this Agreement) or disposing of any securities of the Company, or (ii) is Acting in Concert; or”

(iii) Adding the following new clause (iv) after Section 1(d)(iii) and before the words “provided, however, that”:

“(iv) which are the subject of, or the reference securities for, or that underlie, any Derivative Interest of such Person or any of such Person’s Affiliates or Associates, with the number of shares of Common Stock deemed Beneficially Owned being the notional or other number of shares of Common Stock specified in the documentation evidencing the Derivative Interest as being subject to be acquired upon the exercise or settlement of the Derivative Interest or as the basis upon which the value or settlement amount of such Derivative Interest is to be calculated in whole or in part, or, if no such number of shares of Common Stock is specified in such documentation, as determined by the Board of Directors of the Company in its sole discretion to be the number of shares of Common Stock to which the Derivative Interest relates;”.

(c) Section 1 of the Rights Agreement is hereby amended by adding the following definition, which shall be inserted in Section 1 in alphabetical order:

“Derivative Interest” shall mean any derivative securities (as defined under Rule 16a-1 under the Exchange Act) that increase in value as the value of the underlying equity increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (x) such interest conveys any voting rights in such security, (y) such interest is required to be, or is capable of being, settled through delivery of such security or (z) transactions hedge the economic effect of such interest.

2. Amendment to Section 7(b). Sections 7(b) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“(b) The Exercise Price for each one ten-thousandth of a share of Preferred Stock pursuant to the exercise of a Right shall initially be Fourteen United States Dollars (U.S.

$14.00), shall be subject to adjustment from time to time as provided in Sections 11 and 13 of this Agreement and shall be payable in lawful money of the United States of America in accordance with Section 7(c) below.”

3. References to “one ten-thousandth of a share of Preferred Stock”. For the avoidance of doubt, all references in the Rights Agreement to “one ten-thousandth of a share of Preferred Stock” shall be “one ten-thousandth of a share of Preferred Stock” as of the date of this Amendment.

4. References to “redemption price of $0.0001 per Right”. For the avoidance of doubt, all references in the Rights Agreement to “redemption price of $0.0001 per Right” shall be “redemption price of $0.0001 per Right” as of the date of this Amendment.

5. Right Certificate. The form of Right Certificate attached to the Rights Agreement and all other related documents shall be modified, where appropriate, to make reference to this First Amendment and reflect the amendments contained herein.

6. Effectiveness. This Amendment shall be deemed effective as of the date first written above, as if executed on such date. Except as expressly provided herein, the Rights Agreement is not being amended, modified or supplemented in any respect, and it remains in full force and effect.

7. Miscellaneous.

(a) Except as otherwise expressly provided, or unless the context otherwise requires, capitalized terms used in this Amendment shall have the respective meanings assigned to them in the Rights Agreement.

(b) This Amendment shall be deemed to be a contract made under the internal and substantive laws of the State of Washington and for all purposes shall be governed by and construed in accordance with the internal and substantive laws of such State applicable to contracts made and performed entirely within such State, except as otherwise indicated in Section 32 of the Rights Agreement.

(c) If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that nothing in this Section 3(c) will affect the ability of the Company under the provisions of Section 27 of the Rights Agreement to supplement or amend this Amendment to replace such invalid, void or unenforceable term, provision, covenant or restriction with a legal, valid and enforceable term, provision, covenant or restriction.

(d) Descriptive headings of the several Sections of this Amendment are inserted for convenience only and will not control of affect the meaning or construction of any of the provisions hereof.

(e) This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

[Signature Pages Follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as an instrument under seal and attested, all as of the day and year first above written.

ATTEST:		CELL THERAPEUTICS, INC.

By:	/s/ Louis A. Bianco	By:	/s/ James A. Bianco, M.D.
Name:	Louis A. Bianco	Name:	James A. Bianco, M.D.
Title:	Executive Vice President, Finance and	Title:	President and Chief Executive Officer
Administration

ATTEST:		COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent

By:	/s/ Colleen Shea-Keating	By:	/s/ Dennis V. Moccia
Name:	Colleen Shea-Keating	Name:	Dennis V. Moccia
Title:	Contract Administration Consultant	Title:	Manager, Contract Administration